November 28, 2018

Asaf Berenstin
Chief Financial Officer
Magic Software Enterprises Ltd.
5 HaPlada Street
Or-Yehuda, Israel 6021805

       Re: Magic Software Enterprises Ltd.
           Form 20-F for the Fiscal Year Ended December 31, 2017
           Filed April 30, 2018
           Form 6-K
           Filed September 21, 2018
           File No. 000-19415

Dear Mr. Berenstin:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 6-K filed September 21, 2018

Exhibit 99.1
Notes to Unaudited Condensed Interim Consolidated Financial Statements
Note 2. Basis of Presentation and Summary of Significant Accounting Policies General
Changes in Accounting Policies, page F-10

1. We note that you provide IT professional services on a fixed price or time and materials basis. We also note your disclosure related to your accounting for contracts that involve significant customization to customer-specific specifications. Please tell us if you provide IT professional services that do not involve significant customization and, if so, revise to disclose your accounting for these services.
2. Please tell us if additional sales commissions are paid upon contract renewal and, if so,
 Asaf Berenstin
Magic Software Enterprises Ltd.
November 28, 2018
Page 2
         whether such amounts are commensurate with the initial commissions. In addition, explain how commissions paid for renewals are considered in your initial commission amortization period and the period of time over which you amortize commission costs related to contract renewals. Refer to ASC 340-40-35-1 and 340-40-50. Ensure that disclosures in future filings clearly describes your policy.
Note 3. Revenue Recognition, page F-12

3. We note your disclosure of the impact of ASC 606 on your condensed interim consolidated statements of income and balance sheets, however, the disclosures seems limited to only some of your revenue and the reasons for the difference is not clearly identified. Tell us and revise future filings to provide the detailed disclosures that are outlined by ASC 606-10-65-1(h) and 65-1(i).
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Stephen Krikorian,
Branch Chief, at (202) 551-3488 with any questions.



                                                                Sincerely,
FirstName LastNameAsaf Berenstin
                                                                Division of
Corporation Finance
Comapany NameMagic Software Enterprises Ltd.
                                                                Office of
Information Technologies
November 28, 2018 Page 2                                        and Services
FirstName LastName